EXHIBIT 12

BellSouth Corporation

Computation Of Earnings To Fixed Charges

(Dollars In Millions)

	For the Nine Months Ended September 30,
	2005	2006
Earnings

Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$ 3,435	$ 4,042

Equity in (earnings) losses of unconsolidated affiliates	(85)	(694)

Portion of rental expense representative of interest factor	79	81

Distributed income of equity affiliates	—	—

Interest expense	850	860

Income, as adjusted	$ 4,279	$ 4,289

Fixed Charges

Interest expense	$ 850	$ 860

Interest capitalized	6	8

Portion of rental expense representative of interest factor	79	81

Fixed Charges	$ 935	$ 949

Ratio of Earnings to Fixed Charges	4.58	4.52